As filed with the Securities and Exchange Commission on March 21, 2000
                                      Registration No. ___________________
============================================================================

                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549
                                  ---------------------

                                         FORM S-3
                                  REGISTRATION STATEMENT
                                          Under
                                The Securities Act of 1933
                                --------------------------

                                    CIRRUS LOGIC, INC.
                  (Exact name of Registrant as specified in its charter)
                   ------------------------------------------------------

       Delaware                                      77-0024818
   (State or other jurisdiction                     (I.R.S. Employer
   of incorporation or organization)              Identification Number)


                                   3100 W. Warren Ave.
                                Fremont, California 94538
                                      (510) 623-8300
              (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                 -------------------------------------------------------

                                     DAVID D. FRENCH
                                 Chief Executive Officer
                                    Cirrus Logic, Inc.
                                   3100 W. Warren Ave.
                                Fremont, California 94538
                                      (510) 623-8300
                    (Name, address, including zip code, and telephone
                    number, including area code, of agent for service)
                    --------------------------------------------------

                                        Copies to:
                                   Paul R. Tobias, Esq.
                             Wilson Sonsini Goodrich & Rosati
                                 Professional Corporation
                              8911 Capital of Texas Highway
                                 Westech 360, Suite 3350
                                     Austin, TX 78759
                                    ------------------

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are offered pursuant to dividend or interest reinvestment plans, check the following box.[ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                                  CALCULATION OF REGISTRATION FEE
==========================================================================================
                                                 Proposed    Proposed
                                                 Maximum      Maximum
                                                 Offering    Aggregate
                                   Amount         Price      Offering     Amount of
    Title of Each Class of          to be      Per Security    Price     Registration
 Securities to be Registered     Registered        (1)          (1)          Fee
------------------------------ --------------- ------------ ----------- ------------

Common Stock, $0.001 par value 3,562,364 shares    $8.9828  $32,000,000      $8,448
====================================================================================

(1) The price of $8.9828 per share, which was the twenty-day average of the closing prices of the Registrant's Common Stock on the Nasdaq National Market between
June 18, 1999 and July 16, 1999, is set forth solely for the purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of
1933, as amended.
====================================================================================

INFORMATION CONTAINED IN THIS PROSPECTUS IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OR THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                  Subject to Completion

                                    CIRRUS LOGIC, INC.

                             3,562,364 Shares of Common Stock
                             --------------------------------

          The selling stockholder listed on page 14 of this prospectus may sell or distribute the shares through underwriters, dealers, brokers or other agents, or directly to one or more purchasers.  The price may be the market price prevailing at the time of sale.

          We will not receive any of the proceeds from the sale of the shares.
               However, we will pay substantially all expenses incident to their registration.
                                    -----------------

                 Our common stock is quoted on the Nasdaq National Market
                  under the symbol "CRUS".  On March 20, 2000, the last
              reported sale price of our common stock was $18.50 per share.
               -----------------------------------------------------------

              INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" LOCATED ON PAGE 1 OF THIS PROSPECTUS.

               NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
                    SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED
                     OUR COMMON STOCK TO BE ISSUED IN CONNECTION WITH
                  THIS PROSPECTUS OR DETERMINED WHETHER THIS PROSPECTUS
               IS ACCURATE OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY
                                  IS A CRIMINAL OFFENSE.

                      The date of this prospectus is March 21, 2000.

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any other date other than the date of this prospectus.


                                FORWARD-LOOKING STATEMENTS

  This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things:

  - Our expectations and estimates concerning future financial performance, financing plans and the impact of competition,

  - General economic and business conditions, both nationally and in our markets,

  - Anticipated trends in our business,

  - Existing and future regulations affecting our business.

  - Our acquisition opportunities, and

  - Other risk factors set forth under "Risk Factors" in this prospectus.

  In addition, in this prospectus, the words "believe," may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                           WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy and information statements and other information concerning us at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Information on the operation of the Public Reference Room is available by calling the Commission at 1-800-SEC-0330. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information about us.

  This prospectus is part of the Registration Statement on Form S-3 that we filed with the commission to register shares of our common stock. This prospectus does not contain all of the information contained in the Registration Statement. Parts of documents are incorporated by reference into this prospectus. You should read these documents in their entirety rather than relying just on the parts incorporated by reference. Some of these documents are exhibits to the Registration Statement. The Registration Statement together with its exhibits can be inspected and copied at the public reference facilities and regional offices of the Commission referred to above.

                     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by us with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

  1.  Our Annual Report on Form 10-K for the year ended March 27,
  1999;

  2.  Our Quarterly Report on Form 10-Q for the quarter ended December
  25, 1999;

  3. Our Current Reports on Forms 8-K filed on August 3, 1999 and September 3, 1999;

  4. The description of our Common Stock contained in our Registration Statement on Form 8-A filed on May 1, 1989, including any amendments or reports filed for the purpose of updating such description; and

  5. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus but prior to the termination of the offering.

  You may request a copy of any and all of the documents or information referred to above that has been or may be incorporated by reference in this prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests should be directed in writing or by phone to:

                                    Cirrus Logic, Inc.
                                  Glenn Jones, Secretary
                                   3100 W. Warren Ave.
                                Fremont, California 94538
                             Telephone Number: (510) 623-8300

       We will provide these documents and information to you without charge.

                                       CIRRUS LOGIC

  We design and manufacture integrated circuits that employ precision linear and advanced mixed-signal processing technologies. Our products, sold under our own name and the Crystal product brand, enable system-level applications in mass storage (magnetic and optical), audio (consumer, professional and personal computer), precision data conversion
(data acquisition and communications), and embedded processor markets.

  We serve a broad customer base in the markets of mass storage, industrial, and audio markets. Key customers among these markets include Apple, Creative Technology, Dell, Fujitsu, Hewlett Packard, Hitachi, IBM, Sony, Trigem, and Western Digital.

  We target large existing markets, as well as emerging markets that derive value from our expertise in advanced mixed-signal processing, embedded processors and application-specific algorithms. We apply our analog, digital, and mixed-signal design capabilities, systems-level engineering and software expertise to create integrated solutions that enable our customers to differentiate their products and reduce their time to market. These solutions are implemented primarily in integrated circuits, or ICs, and related software, but may also include subsystem modules or system equipment designs and related software.

  Within the major markets currently served, represented by mass storage, audio and industrial electronics, our products address key system-level applications including magnetic and optical mass storage, consumer audio and industrial measurement and control, and to a lesser extent product areas addressing multimedia (graphic, video, and audio), wide area and local area networking, handheld and portable computing and communication devices, and power measurement.

  In the second quarter of fiscal 1999, we launched a major initiative to refine our business strategy and revitalize growth through concentration on our leadership positions in embedded applications for mass storage, audio and precision data conversion markets. This initiative included the phasing out of certain non-profitable and non-strategic businesses along with reducing our total fixed wafer fabrication capacity by approximately 70%. We have since divested elements of our communications product line and the PC Modem business in addition to outsourcing our PC graphics support. Further, our future intention is to de-emphasize new product developments targeted primarily for the PC motherboard and emphasize non-PC motherboard market opportunities in mass storage, audio, precision data conversion, and embedded processor products. However, sales of many of our products will continue to depend largely on the sales of PCs.

  We were reincorporated in the state of Delaware on February 17, 1999. Prior to this date, we had been incorporated in California since February 3, 1984, as the successor to a research corporation which had been incorporated in Utah in 1981. Our principal executive offices are located at 3100 W. Warren Ave., Fremont, California 94538. Our telephone number at that address is (510) 623-8300.

  During the first quarter of fiscal 2000, we substantially completed the remaining restructuring activities previously announced in the second quarter of fiscal 1999. We finalized negotiations with International Business Machines Corporation ("IBM") to restructure our interest in the MiCRUS joint venture and also finalized negotiations with Lucent Technologies, Inc. ("Lucent") to terminate our interest in the Cirent joint venture. In connection with the finalization of these two agreements, we recorded restructuring charges of $128.2 million during the first quarter of fiscal 2000, $1 million of which is included in cost of sales. The restructuring charge includes $135 million in direct payments, $32 million in contributed common stock, $4.8 million for the fair value of a related embedded stock derivative, $9.3 million of lease buyout costs and $16.4 million of equipment write-offs. These charges were offset by the reversal of approximately $71.9 million of previously accrued wafer purchase commitment charges that were eliminated due to the renegotiated terms of our purchase commitments with former partners.

                                       RISK FACTORS

  You should carefully consider the risk factors below in addition to the other information in or incorporated by reference in this prospectus. Each of these risk factors could adversely affect our business, financial condition and operating results, as well as harm the value of an investment in our common stock.

WE HAVE HISTORICALLY EXPERIENCED FLUCTUATIONS IN OUR OPERATING RESULTS AND EXPECT THESE FLUCTUATIONS TO CONTINUE WHICH MAY CAUSE OUR COMMON STOCK PRICE TO DECLINE.

  Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our net sales, gross margins and operating income. These factors include:

  - the volume and timing of orders received;

  - changes in the mix of our products sold;

  - market acceptance of our products and the products of our customers;

  - competitive pricing pressures;

  - our ability to expand manufacturing output to meet increasing demand;

  - our ability to introduce new products on a timely basis;

   - fixed costs associated with minimum purchase commitments under supply contracts if demand decreases;

  - the timing and extent of our research and development expenses;

  - cyclical semiconductor industry conditions;

  - the failure to anticipate changing customer product requirements;

  - fluctuations in manufacturing costs;

  - disruption in the supply of wafers or assembly services;

  - the ability of customers to make payments to us;

  - increases in material costs;

  - certain production and other risks associated with using independent manufacturers; and

  - product obsolescence, price erosion and other competitive factors.

  Historically in the integrated circuit industry, average selling prices of products have decreased over time. If we are unable to introduce new products with higher margins or reduce manufacturing costs to offset anticipated decreases in the prices of our existing products, our operating results will be adversely affected. Our business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without penalty to the customer. In addition, because of fixed costs in the integrated circuit industry, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls. As a result of the foregoing or other factors, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis.

OUR SUCCESS DEPENDS ON OUR ABILITY TO INTRODUCE NEW PRODUCTS
ON A TIMELY BASIS.

  Our success depends upon our ability to develop new precision linear and mixed-signal circuits for new and existing markets, to introduce such products in a timely manner, and to have such products gain market acceptance. The development of new precision linear and mixed-signal circuits is highly complex and from time to time we have experienced delays in developing and introducing new products. Successful product development and introduction depends on a number of factors, including:

  - proper new product definition,

  - timely completion of design and testing of new products,

  - achievement of acceptable manufacturing yields and

  - market acceptance of our products and the products of our customers.

  Although we seek to design products that have the potential to become industry standard products, we cannot assure you that any products introduced by us will be adopted by such market leaders, or that any products initially accepted by our customers that are market leaders will become industry standard products. Both revenues and margins may be harmed quickly if new product introductions are delayed or if our products are not designed into successive generations of our customers' products. We cannot assure you that we will be able to meet these challenges or adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. Our failure to develop and introduce new products successfully could harm our business and operating results.

  Moreover, successful product design and development is dependent on our ability to attract, retain and motivate qualified design engineers, of which there is a limited number. Due to the complexity and variety of precision linear and mixed-signal circuits, the limited number of qualified circuit designers and the limited effectiveness of computer-aided design systems in the design of such circuits, we cannot assure you that we will be able to successfully develop and introduce new products on a timely basis.

OUR PRODUCTS ARE COMPLEX AND COULD CONTAIN DEFECTS, WHICH COULD REDUCE SALES OF THOSE PRODUCTS OR RESULT IN CLAIMS AGAINST US.

  Product development in the markets we serve is becoming more focused on the integration of functionality on individual devices. There is a general trend towards increasingly complex products. The greater integration of functions and complexity of operations of our products increase the risk that latent defects or subtle faults could be discovered by our customers or end users after volumes of product have been shipped. This could result in:

  - material recall and replacement costs for product warranty and support;

  - our customer relationships could also be adversely impacted by the recurrence of significant defects;

  - delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance; and

  - diversion of the attention of our engineering personnel from our product development efforts.

  The occurrence of any of these problems could result in the delay or loss of market acceptance of our products and would likely harm our business.
In addition, any defects or other problems with our products could result in financial or other damages to our customers who could seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

THE INTEGRATED CIRCUIT INDUSTRY IS VERY CYCLICAL AND AN INDUSTRY DOWNTURN WOULD ADVERSELY AFFECT OUR BUSINESS.

The integrated circuit industry is characterized by:

  - rapid technological change;

  - cyclical market patterns;

  - significant price erosion;

  - periods of over-capacity and production shortages;

  - variations in manufacturing costs and yields; and

  - significant expenditures for capital equipment and product development.

  The industry has from time to time experienced depressed business conditions. Although the semiconductor industry in recent periods has experienced increased demand and production capacity constraints, we cannot assure you that these conditions will continue. In addition, we cannot assure you that any future downturn in the industry will not be severe or that any such downturn will not have a material adverse effect on our business and results of operations. We cannot assure you that we will not experience substantial period-to-period fluctuations in operating costs due to general semiconductor industry conditions or other factors.

ANY DOWNTURN IN THE MARKETS WE SERVE WOULD HARM OUR BUSINESS.

  A majority of our products are incorporated into products such as personal computers, mass storage, audio and industrial electronics, and embedded processor products. These markets may from time to time experience cyclical, depressed business conditions, often in connection with, or in anticipation of, a decline in general economic conditions. Such industry downturns have resulted in reduced product demand and declining average selling prices. Our business would be harmed by any future downturns in the markets that we serve.

                     The following sections detail the risks associated
                            with serving these various markets

THERE ARE RISKS ASSOCIATED WITH OUR DEPENDENCE ON THE PC MARKET.

The following are risks associated with our involvement in the PC markets:

  - greatly pronounced demand fluctuations characteristic of our role as a component supplier to PC original equipment manufacturers, or OEMs, and to peripheral device manufacturers;

  - our involvement in the consumer PC market, the most volatile segment of the PC market;

  - increased competition from other IC makers, including Intel
  Corporation, who plan to incorporate features into or with their microprocessor products which replicate those of our products;

  - loss of customer base as we refocus on non-PC markets; and

  - as a supplier to manufacturers at different levels of the production chain, our potential dependence on the success of a particular PC OEM due to our inability to accurately identify end-users of our product.

THERE ARE RISKS ASSOCIATED WITH SERVING THE MASS STORAGE MARKET.

The following are risks associated with serving the mass storage market:

  - historically dramatic supply and demand fluctuations in the magnetic disk drive market, which is closely linked to growth in the PC market;

  - direct correlation between the competitive nature of the disk drive industry and the price of disk drive components;

  - our dependence on the success of certain 3.5 inch magnetic disk drive products that incorporate our products into their design;

  - our dependence on the successful introduction by our customers of new disk drive products that in turn can be impacted by the timing of customers' transition to new disk drive products;

  - reduced demand for our mass storage products due to recent efforts by certain of our customers to develop their own ICs for mass storage products;

  - our ability to respond effectively to the market trend of integrating hard disk controllers with microcontrollers; and

  - our ability to successfully compete with other firms with greater resources to accomplish the technical obstacles of integration and greater access to the advanced technologies necessary to provide integrated HDD electronic components.

THERE ARE RISKS RELATED TO SERVING THE AUDIO PRODUCTS MARKETS.

In the audio products market, we have the potential to experience decreased revenues due to

  - decreased average selling prices in the audio IC market due to the PC industry's transition to the AC-link codecs attached to core logic using the multimedia features of the processor and single chip solution;

  - in the PC audio products market, the transition to core logic connected audio and by the introduction of cheaper, fully-integrated, single-chip audio ICs;

  - aggressive competitive pricing pressures in the audio ICs market; and

  - the inability of our audio products to meet cost or performance requirements of the three-dimensional, spatial-effects audio market.

THERE ARE RISKS RELATED TO SERVING THE PRECISION DATA CONVERSION MARKET.

  Decreased revenues from sales to the precision mixed-signal products market could be caused by the following:

  - our inability to establish broad sales channels and our failure to develop and maintain a sufficiently broad competitive product line;

  - customer delays in their product development and introductions ;

  - our inability to reach the marketplace due to the technical complexity of our products and the time requirements for their development; and

  - our inability to attract, hire, and retain scarce analog engineering talent necessary for rapid product development in this market.

THERE ARE RISKS RELATED TO SERVING THE EMBEDDED PROCESSOR PRODUCTS MARKET.

  We could experience decreased revenues from sales of our embedded processor products due to the following factors:

  - increased competition from other semiconductor manufacturers now entering the market due to the increased popularity of consumer goods incorporating embedded processor products, such as portable digital audio players, smart cellular phones, set top internet and e-mail access boxes, and personal digital appliances;

  - our inability to meet embedded processor products requirements of an industry that has yet to define product standards;

  - customer delays in their product development and introductions;
  and

  - price competition from over 30 other embedded processor products manufacturers who have licensed ARM Ltd. CPU cores, the same CPU core we license, and who will likely produce products around these cores which are very similar to ours.

SHIFTS IN INDUSTRY-WIDE CAPACITY MAY CAUSE OUR RESULTS TO FLUCTUATE AND SUCH SHIFTS HAVE RESULTED AND COULD IN THE FUTURE RESULT IN SIGNIFICANT INVENTORY WRITEDOWNS.

  Shifts in industry-wide capacity from shortages to oversupply or from oversupply to shortages may result in significant fluctuations in our quarterly or annual operating results. We must order wafers and build inventory well in advance of product shipments. Because the integrated circuit industry is highly cyclical and is subject to significant downturns resulting from excess capacity, overproduction, reduced demand or technological obsolescence, there is a risk that we will forecast inaccurately and produce excess or insufficient inventories of particular products. This inventory risk is heightened because many of our customers place orders with short lead times. Due to the product manufacturing cycle characteristic of integrated circuit manufacturing and the inherent imprecision by our customers to accurately forecast their demand, product inventories may not always correspond to product demand, leading to shortages or surpluses of certain products. As a result of such inventory imbalances, future inventory write-downs may occur due to lower of cost or market accounting, excess inventory or inventory obsolescence.

BECAUSE FOUNDRY CAPACITY IS LIMITED WE MAY BE REQUIRED TO ENTER INTO COSTLY LONG-TERM SUPPLY ARRANGEMENTS TO SECURE FOUNDRY CAPACITY.

  We currently purchase all of our wafers from outside foundries.
Market conditions could result in wafers being in short supply and prevent us from having adequate supply to meet our customer requirements. Any prolonged inability to utilize our foundries as a result of fire, natural disaster or otherwise would have a material adverse effect on our financial condition and results of operations. If we are not able to obtain additional foundry capacity as required, our business could be harmed in the following ways:

  - our relationships with our customers would be harmed and consequently our sales would likely be reduced; and

  - we may be forced to purchase wafers or packaging from higher cost suppliers or to pay expediting charges to obtain additional supply

  In order to secure additional foundry capacity, we have entered into joint ventures and other contracts that commit us to purchase specified
quantities of silicon wafers over extended periods.   In fact, during
fiscal 1998 and fiscal 1999, the industry experienced an excess in production capacity that we believe, in some cases, resulted in our competitors receiving wafer prices which were lower than our cost of production from our manufacturing joint ventures.

  Consequently, we experienced pressures on our selling prices during fiscal 1998, which harmed our revenues and reduced our margins. In the future, we may not be able to secure capacity with foundries in a timely fashion or at all, and such arrangements, if any, may not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to utilize all of that capacity or incur penalties. Such penalties may be expensive and could harm our financial results.

WE ARE DEPENDENT ON OUR SUBCONTRACTORS IN ASIA TO PERFORM KEY MANUFACTURING FUNCTIONS FOR US.

  We depend on third party subcontractors in Asia for the supply and packaging of our products. International operations and sales may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. Although we seek to reduce our dependence on our sole and limited source suppliers, this concentration of suppliers and manufacturing operations in Asia subjects us to the risks of conducting business internationally, including political and economic conditions in Asia. Any disruption or termination of any of our supply or manufacturing could occur, and such disruptions could harm our business and operating results.

WE HAVE SIGNIFICANT INTERNATIONAL SALES AND RISKS ASSOCIATED WITH OUR INTERNATIONAL SALES COULD HARM OUR OPERATING RESULTS.

  Export sales, principally to Asia, include sales to U.S-based customers with manufacturing plants overseas, and accounted for approximately 74% of our net sales in 1999 and 53% of our net sales in 1998. We expect export sales to continue to represent a significant portion of product sales. This reliance on sales internationally subjects us to the risks of conducting business internationally, including political and economic conditions. For example, the financial instability in a given region, such as Asia, may have an adverse impact on the financial position of end users in the region which could impact future orders and/or the ability of such users to pay us or our customers, which could also impact the ability of such customers to pay us. While we expect to carefully evaluate the collection risk related to the financial position of customers and potential customers in structuring the terms of sale, in determining whether to accept sales orders, and in evaluating the recognition of revenue, if a region's volatility harms the financial position of our customers, our results of operations could be harmed. Our international sales operations involve a number of other risks, including:

  - unexpected changes in regulatory requirements;

  - changes in diplomatic and trade relationships;

  - delays resulting from difficulty in obtaining export licenses for technology;

  - tariffs and other barriers and restrictions; and

  - the burdens of complying with a variety of foreign laws.

  In addition, while we may buy hedging instruments to reduce our exposure to currency exchange rate fluctuations, our competitive position can be affected by the exchange rate of the U.S. dollar against other currencies, particularly the Japanese yen. Consequently, increases in the value of the dollar would increase the price in local currencies of our products in foreign markets and make our products relatively more expensive. We cannot assure you that regulatory, political and other factors will not adversely affect our operations in the future or require us to modify our current business practices.

POTENTIAL INTELLECTUAL PROPERTY CLAIMS AND LITIGATION COULD SUBJECT US TO SIGNIFICANT LIABIILITY FOR DAMAGES AND COULD INVALIDATE OUR PROPIETARY RIGHTS.

  Our success depends on our ability to obtain patents and licenses and to preserve our other intellectual property rights covering our manufacturing processes, products and development and testing tools. We seek patent protection for those inventions and technologies for which we believe such protection is suitable and is likely to provide a competitive advantage to us. Notwithstanding our attempts to protect our proprietary rights, we believe that our future success will depend primarily upon the technical expertise, creative skills and management abilities of our officers and key employees rather than on patent and copyright ownership. We also rely substantially on trade secrets and proprietary technology to protect our technology and manufacturing know-how, and work actively to foster continuing technological innovation to maintain and protect our competitive position.

  Although we are not currently a defendant to any material litigation, the integrated circuit industry is characterized by frequent litigation regarding patent and other intellectual property rights. We cannot assure you that any patent owned by us will not be invalidated, circumvented or challenged, that rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. We cannot assure you that steps taken by us to protect our intellectual property will be adequate or that our competitors will not independently develop or patent substantially equivalent or superior technologies.

  As is typical in the semiconductor industry, we and our customers have from time to time received, and may in the future receive, communications from third parties asserting patents, maskwork rights, or copyrights on certain of our products and technologies. Although we are not currently a defendant to any material litigation, in the event a third party were to make a valid intellectual property claim and a license was not available on commercially reasonable terms, our operating results could be harmed. Litigation, which could result in substantial cost to us and diversion of our resources, may also be necessary to defend us against claimed infringement of the rights of others. An unfavorable outcome in any such suit could have an adverse effect on our future operations and/or liquidity.

STRONG COMPETITION IN THE HIGH-PERFORMANCE INTEGRATED CIRCUIT MARKET MAY HARM OUR BUSINESS.

  The high-performance integrated circuit industry is highly competitive and subject to rapid technological change. Significant competitive factors in our markets include:

  - product features, reliability, performance and price;

  - the diversity and timing of new product introductions;

  - the emergence of new computer standards and other customer systems;

  - product quality;

  - efficiency of production; and

  - customer support.

  Because of shortened product life cycles and even shorter design-in cycles, our competitors have increasingly frequent opportunities to achieve design wins in next generation systems. In the event that competitors succeed in supplanting our products, our market share may not be sustainable and net sales, gross margin, and results of operations would be adversely affected. Our principal competitors include: Analog Devices, Applied Micro Devices, Atmel, Burr-Brown, Creative Technologies, ESS Technologies, Intel, Linear Technology, Lucent Technologies, Motorola, ST Microelectronics, Texas Instruments and Yamaha; many of whom have substantially greater financial and other resources than we do with which to pursue engineering, manufacturing, marketing and distribution of their products. We expect intensified competition from emerging companies and from customers who develop their own integrated circuit products.
Increased competition could adversely affect our business. We cannot assure you that we will be able to compete successfully in the future or that competitive pressures will not adversely affect our financial condition and results of operations. Competitive pressures could reduce market acceptance of our products and result in price reductions and increases in expenses that could adversely affect our business and our financial condition.

  In addition, our future success depends, in part, upon the continued service of our key engineering, marketing, sales, manufacturing, support, and executive personnel, and on our ability to continue to attract, retain, and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of one or more of these key personnel could adversely affect our business.

OUR FINANCIAL RESULTS ARE SENSITIVE TO SECURITIES PRICES.

  In connection with the restructuring of the MiCRUS joint venture, we issued $32 million of our common stock into an escrow account during the second quarter of fiscal 2000. We made certain guarantees to IBM regarding the market value of that stock in future periods, and as a result, our earnings would be adversely affected in future periods by declines in the market price of our stock. As a result of analyzing the fair value of this derivative liability during the third quarter of fiscal 2000, we recorded a $1.7 million gain due to appreciation in our stock price, however, this guarantee to IBM could adversely affect future earnings if our stock price were to decrease.

  As of December 25, 1999, we own approximately 0.6 million shares of common stock in Phone.com, Inc. with a market value of $71.9 million. During February of 2000, we sold 0.3 million call options in Phone.com for a premium of $5.1 million with an average exercise price of $125 per share. The fair value of our holdings in Phone.com stock and Phone.com call options will fluctuate as the stock price of Phone.com fluctuates.

                                   SELLING STOCKHOLDER

The name of the selling stockholder and the number of shares of common stock registered by this Registration Statement that the selling stockholder may offer and sell are set out in the table below. All of the shares offered are issued and outstanding as of the date of this prospectus. Because the selling stockholder may sell or distribute all or a portion of the shares at any time and from time to time after the date of this prospectus, we cannot estimate the number of shares of common stock that the selling stockholder may have upon completion of this offering.

                                                  Shares to be Offered
Selling Stockholder                           for the Selling Stockholder
------------------                           ----------------------------
International Business                                3,562,364
Machines Corporation

                                   PLAN OF DISTRIBUTION

  The shares may be sold or distributed from time to time by or for the account of the selling stockholder. The selling stockholder will act independently of us in making decisions with respect to these sales.

  The selling stockholder may use underwriters, dealers, brokers or other agents to sell or distribute some or all of the shares or may deal directly with one or more purchasers. It may use block sales, Nasdaq, the over-the-counter market, privately negotiated transactions or a combination of these. These sales may be at the market price at the time of sale, at prices related to the market price, at privately negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents or underwriters participating in these sales as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholder. If they act as agent for the purchaser of such shares, they may also receive compensation from the purchaser.

  The selling stockholder and any underwriters, brokers, dealers or agents that participate in distribution of the shares may be deemed "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions they receive might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholder can presently estimate the amount of such compensation. We do not know of any existing arrangements relating to the sale or distribution of the shares among the selling stockholder or between the selling stockholder and any underwriter, broker, dealer or other agent.

  We will pay substantially all of the expenses of this offering of the shares by the selling stockholder other than commissions and discounts of underwriters, brokers, dealers or agents.

                                      LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

                                         EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended March 27, 1999, as set forth in their report, which is incorporated by reference in this Prospectus.

                                     USE OF PROCEEDS

  We will not receive any proceeds from the sale of Common Stock by the selling stockholder.

                                         PART II

                          INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The fees and expenses incurred by Cirrus in connection with the offering are payable by Cirrus and, other than filing fees, are estimated as follows:

Securities and Exchange Commission Registration Fees        $8,448

NASDAQ Filing Fee                                          $17,500

Legal Fees and Expenses                                    $15,000

Accounting Fees                                            $10,000

Miscellaneous                                               $2,000

Total                                                      $52,948


ITEM 15. INDEMNIFICATION OF OFFICER AND DIRECTORS

  Section 145 of the Delaware General Corporation law ("DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

  In accordance with the DGCL, Cirrus's Certificate of Incorporation
(the "Certificate"), contains a provision to limit the personal liability of the directors of the Registrant for violations of their fiduciary duty. This provision eliminates each director's liability to the Registrant or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

  Article VII of the Company's Certificate of Incorporation and Article
VI, Section 1 of the Company's Bylaws provide for indemnification of the officers and directors of the Registrant to the fullest extent permitted by applicable law.

  The Registrant has entered into indemnification agreements with each director and executive officer which provide indemnification to such directors and executive officers under certain circumstances for acts or omissions which may not be covered by directors' and officers' liability insurance.

ITEM 16.  EXHIBITS.

The following exhibits are filed with this Registration Statement:


  Exhibit
   Number                              Description
------------ ----------------------------------------------------------------
        2.1  Restructuring Agreement, Dated as of June 21, 1999 among Cirrus
             Logic, Inc., International Business Machines Corporation, Cirel,
             Inc., Micrus Holdings, Inc., and Micrus, incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the
             Commission on July 19, 1999.

        3.1 Certificate of Incorporation of Cirrus Logic, Inc., incorporated by reference to the Registrant's Definitive Proxy Statement on
             Schedule 14A, filed with the Commission on June 19, 1998.

        3.2 Bylaws of Cirrus Logic, Inc., incorporated by reference to the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the Commission on June 19, 1998.

        5.1  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

       23.1  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
             (included in Exhibit 5.1).

       23.2  Consent of Ernst & Young, LLP, independent auditors.

       24.1 Power of Attorney (included on p. II-4 of this registration statement under the caption "Signatures".


ITEM 17.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act;
(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1)  For purposes of determining any liability under the Securities
Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)  For the purpose of determining liability under the Securities
Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                        SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California on this 13th day of March, 2000.

                             CIRRUS LOGIC, INC.
                            By:/s/David D. French
                            David D. French
                            President and Chief Executive Officer

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David D. French and Glenn C. Jones, jointly and severally, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 13, 2000.


         SIGNATURE                              TITLE
----------------------------  ------------------------------------------

/s/ Michael L. Hackworth
----------------------------
 Michael L. Hackworth         Chairman of the Board and Director

/s/ Suhas S. Patil            Chairman Emeritus and Director
----------------------------
Suhas S. Patil

/s/ David D. French
----------------------------  President, Chief Executive Officer
David D. French               and Director

/s/ Glenn C. Jones
----------------------------  Vice President, Chief Financial Officer,
Glenn C. Jones                Treasurer and Secretary


----------------------------
Walden C. Rhines              Director

/s/ Robert H. Smith
----------------------------
Robert H. Smith               Director

/s/ Alfred S. Teo
----------------------------
Alfred S. Teo                 Director

/s/ D. James Guzy
----------------------------
 D. James Guzy                Director


                                      EXHIBIT INDEX


  Exhibit
   Number                              Description
------------ ----------------------------------------------------------------
        2.1  Restructuring Agreement, Dated as of June 21, 1999 among Cirrus
             Logic, Inc., International Business Machines Corporation, Cirel,
             Inc., Micrus Holdings, Inc., and Micrus, incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the
             Commission on July 19, 1999.

        3.1 Certificate of Incorporation of Cirrus Logic, Inc., incorporated by reference to the Registrant's Definitive Proxy Statement on
             Schedule 14A, filed with the Commission on June 19, 1998.

        3.2 Bylaws of Cirrus Logic, Inc., incorporated by reference to the Registrants Definitive Proxy Statement on Schedule 14A, filed with the Commission on June 19, 1998.

        5.1  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

       23.1  Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
             (included in Exhibit 5.1).

       23.2  Consent of Ernst & Young, LLP, independent auditors.

       24.1 Power of Attorney (included on p. II-4 of this registration statement under the caption "Signatures".
